UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of May 2006

FIAT S.p.A.
(Translation of Registrant’s name into English)

Via Nizza 250
Torino, Italy 10126
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

(Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

The Fiat Stockholders Meeting appointed the Members of the Board of Directors and Statutory Auditors for the 2006-2008 three-year term - The Board of Directors renewed corporate offices and appointed the Members of the Committees set up by the Board.

SIGNATURES

The Fiat Stockholders Meeting appointed the Members of the Board of Directors and Statutory Auditors for the 2006-2008 three-year term - The Board of Directors renewed corporate offices and appointed the Members of the Committees set up by the Board.

The Fiat Stockholders Meeting, which met today, approved the 2005 Annual Report, appointed corporate offices and engaged Deloitte & Touche as External Auditors.
In particular, the following directors, the majority of whom are independent, were elected:

Andrea Agnelli
Roland Berger (independent)
Tiberto Brandolini d’Adda
Luca Cordero di Montezemolo
John Elkann
Luca Garavoglia (independent)
Gian Maria Gros-Pietro (independent)
Hermann-Josef Lamberti (independent)
Sergio Marchionne
Virgilio Marrone
Vittorio Mincato (independent)
Pasquale Pistorio (independent)
Carlo Sant’Albano
Ratan Tata (independent)
Mario Zibetti (independent)

The Board of Statutory Auditors that was appointed today is made up of: Carlo Pasteris, Chairman, indicated in the list of candidates presented by Mediobanca and Assicurazioni Generali, Cesare Ferrero and Giuseppe Camosci, Statutory Auditors, indicated in the list of candidates presented by IFIL S.p.A.

The Board of Directors meeting that was held after the Stockholders Meeting confirmed Luca Cordero di Montezemolo as Chairman, John Elkann as Vice Chairman and Sergio Marchionne as Chief Executive Officer, granting them the relevant delegation of powers.

The Board, which resolved to advance the date for the examination of the second quarter results and the first-half report to July 24, also appointed the members of the Committees established by the Board, which are:

Members of the Internal Control Committee:
Mario Zibetti, Chairman
Vittorio Mincato
Hermann-Josef Lamberti

Members of the Nominating and Compensation Committee:
John Elkann, Chairman
Luca Garavoglia
Gian Maria Gros-Pietro

Members of the Strategic Committee:
Luca Cordero di Montezemolo, Chairman
Sergio Marchionne
John Elkann
Pasquale Pistorio
Roland Berger

Finally, a Special Stockholders Meeting for holders of Fiat savings shares was called on June 26, 2006 for the appointment of their common representative.

Turin, May 3, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 4, 2006

FIAT S.p.A.

BY: /s/ Fabio Spirito
_____________________________

Fabio Spirito

Power of Attorney